

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 200549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from ________________ to ____________________.

Commission file number 1-6140

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dillard's, Inc. Investment & Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

REQUIRED INFORMATION

1. An audited Statement of Net Assets Available for Benefits as of December 31, 2010 and December 31, 2009 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

2. An audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

Exhibits

23.1 Consent of Crowe Horwath LLP
23.2 Consent of PricewaterhouseCoopers LLP.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard's, Inc. Investment & Employee Stock Ownership Plan



Date: June 17, 2011

Phillip R. Watts
Secretary, Administrative Committee

DILLARD'S, INC. INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
Little Rock, Arkansas

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2010 and 2009

DILLARD'S, INC. INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
Little Rock, Arkansas

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
December 31, 2010 and 2009

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Dillard's, Inc. Investment and Employee Stock Ownership Plan
Little Rock, Arkansas

We have audited the accompanying statement of net assets available for benefits of the Dillard's, Inc. Investment and Employee Stock Ownership Plan ("the Plan") as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 17, 2011



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Dillard's, Inc. Investment & Employee Stock Ownership Plan:

In our opinion, the accompanying statement of net assets available for benefits as of December 31, 2009 presents fairly, in all material respects, the net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan (the "Plan") as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Dallas, Texas
June 18, 2010

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Investments, at fair value:		
Mutual funds	$ 258,689,381	$129,376,465
Dillard's, Inc. common stock	536,632,437	308,624,247
Collective trust funds	17,869,023	79,133,006
Cash and cash equivalents	874,034	495,612
Total investments	814,064,875	517,629,330
Receivables:		
Employer contributions	430,454	435,204
Participant contributions	622,786	594,466
Accrued interest & dividends	577,104	679,352
Sales of securities not yet settled	997,069	652,098
Notes Receivable from Participants	16,020,182	10,380,958
Total receivables	18,647,595	12,742,078
Total assets	832,712,470	530,371,408
LIABILITIES		
Administrative expenses payable	(92,800)	(58,090)
Net assets, reflecting investments at fair value	832,619,670	530,313,318
Adjustment from fair value to contract value for funds invested in fully benefit-responsive investment contracts (See Note 2)	0	5,270,372
NET ASSETS AVAILABLE FOR BENEFITS	$832,619,670	$535,583,690

The accompanying notes are an integral part of these financial statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:	
INVESTMENT INCOME:	
Net appreciation in fair value of investments	315,601,052
Interest and dividends	8,046,899
Other	138,166
Total investment income	323,786,117
Interest income on notes receivable from participants	707,913
CONTRIBUTIONS:	
Participant	29,732,198
Employer	14,876,080
Total contributions	44,608,278
Total additions	369,102,308
DEDUCTIONS:	
Distributions to participants	(69,853,866)
Deemed distributions	(584,603)
Administrative expenses	(1,627,859)
Total deductions	(72,066,328)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	297,035,980
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$535,583,690
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$832,619,670

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan document, which is available from the Plan administrator.

General: The Plan is a defined contribution plan covering employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company" or "Plan Sponsor") upon employment, if the employee is not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan Sponsor allows participants to diversify all or a portion of any employer matching contributions and earnings thereon without meeting any service requirements. The accounts intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code include the portion of any accounts that are invested in Dillard's, Inc. common stock.

The Plan includes a qualified automatic contribution arrangement, vesting of Company match contributions made after January 1, 2008 under a two year "cliff vesting" schedule, and a Company match formula. Under this formula, employees who are eligible to receive Company matching contributions will be matched 100% on the first 1% of a participant's eligible earnings contributed to the Plan and 50% on the next 5% of a participant's eligible earnings contributed to the Plan, for a maximum Company contribution of 3½%. Participants may contribute up to 75% (in increments of one percentage point) of their eligible earnings, not to exceed statutory maximums.

Contributions: Plan contributions include the following:

Basic Salary Deferral Contributions: An employee is eligible to make Basic Salary Deferral Contributions and receive Company matching contributions no later than the first business day of the second calendar week next following the calendar week that he or she has both attained age 21 and completed one year of service for eligibility. The initial one-year eligibility period begins on the date of hire and ends on the first anniversary of that date. Subsequent one-year eligibility periods are the same as the Plan year (i.e. calendar year) and begin with the start of the next Plan year beginning after the date of hire. The one-year of service for eligibility is completed when the employee has worked at least 1,000 hours during such period.

Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in Dillard's, Inc. common stock ("Dillard's Stock Fund"), of up to 6% of participants' compensation. Company matching contributions are also invested in the Dillard's Stock Fund.

If an employee does not make an election regarding participation in the Plan, then after the employee has attained age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, the employee will be automatically enrolled into the Plan with a 3% Basic Salary Deferral Contribution rate which will be in effect until the last day of the Plan Year following the Plan Year in which the employee was first automatically enrolled. If the participant does not make an election otherwise, their contribution rate will be increased by 1% for each of the next three following Plan Years to achieve a maximum rate of 6%.

Voluntary Salary Deferral Contributions: Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants make until they have met the eligibility requirements for Basic Salary Deferral Contributions. Once a participant has met the eligibility requirements for Basic Salary Deferral Contributions, their Voluntary Salary Deferral Contributions are any deferral contributions in excess of 6% of their eligible pay. Voluntary Deferral Contributions are invested in various investment options as directed by the participant. The Company does not match Voluntary Salary Deferral Contributions. Eligible employees may make Voluntary Salary Deferral Contributions as soon as administratively feasible without meeting any age or service requirements. If participants do not make an investment direction for their Voluntary Salary Deferral Contributions, the funds will be invested into the Goal Manager Conservative to Moderate Investment Model (see Investment Options below).

Basic After-Tax and Voluntary After-Tax Contributions: If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions for non-highly compensated employees only. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions for non-highly compensated employees only.

Rollover Contributions: Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options: Participants may diversify both their Basic Pre-Tax and Basic After-Tax contributions and Company matching contributions and may direct the investment of both Voluntary Pre-Tax and Voluntary After-Tax contributions and rollover contributions into a variety of investments offered under the Plan. The following funds were the investment options available in the Plan: Dillard's Stock Fund, Bank of America, N.A. Equity Index Fund, FFI Premier Institutional Fund, PIMCO Real Return Fund, PIMCO Total Return Bond Fund, Van Kampen Growth & Income Fund, American Funds Growth Fund of America, Columbia Mid-Cap Value Fund, Goldman Sachs Small Cap Value Fund, Alger Small Cap Growth Fund, American Funds EuroPacific Growth Fund, Harbor International Fund, The Prudential Jennison Mid-Cap Growth Fund and Goal Manager Model Portfolios. Goal Manager Model Portfolios are a series of risk-based asset allocation models comprised of certain allocations to each class of investment funds available in the Plan with the exception of Dillard's Stock Fund, which is not included in any Goal Manager Portfolio. These model portfolios are targeted to different types of investors based on risk tolerance, return objectives and time horizon. There are five categories of model portfolios ranging from conservative to aggressive. Effective June 24, 2010, the Prudential Jennison Mid-Cap Growth Fund replaced the Van Kampen Mid-Cap Growth Fund as a fund option. On December 8, 2010, the FFI Premier Institutional Fund replaced the Bank of America, N.A. Retirement Preservation Trust as a fund option. On December 31, 2009, Harbor International Fund replaced Alliance Bernstein International Value Fund as a fund option.

Participant Accounts: Each participant's account is credited with the participant's contributions and with an allocation of the Company's contribution, if eligible, and Plan earnings, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of participant accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their accounts.

Vesting: Participants are immediately vested in their Basic Pre-Tax Accounts, Basic After-Tax Accounts, Voluntary Pre-Tax Accounts, Voluntary After-Tax Accounts, Post-2000 Dividend Account, PAYSOP/PROF Share Account, Rollover Account, CDI Pre-Tax Account, and Mercantile Pre-Tax Account plus earnings thereon. Vesting in the Company's contribution portion of the participant's accounts plus earnings thereon is based on years of service or in the event of death, disability or retirement the participant is entitled to 100% of his or her account balance. Matching contributions made after December 31, 2007 vest after a participant completes 2 or more years of service. Matching contributions made after December 31, 2001, but prior to January 1, 2008, to the Employer Match 2002-2007 Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes 6 or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre-1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes 5 or more years of service. The CDI Match and CDI Profit Sharing Accounts vest at the rate of 20% per year of service, beginning after 2 years of service with 100% vesting after a Participant completes 6 or more years of service. Nonvested balances are forfeited upon distribution of a terminated participant's account and are used to restore previous forfeitures from accounts of rehired Participants, used to pay Plan fees and expenses, and to reduce the amount of the Company's future contributions to the Plan.

Forfeitures: Forfeitures of terminated participants' non-vested accounts could be used by the Plan to reduce future employer contributions. For the year ended December 31, 2010 the amount of forfeitures utilized to reduce employer contributions was $556,462. At December 31, 2010 and 2009, the unutilized forfeiture balances available to offset future matching contributions were $154,133 and $73,673, respectively.

Payment of Benefits: Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump sum payment at the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65. Notwithstanding the foregoing, if the Participant's total vested account balances exceed $1,000 but are not more than $5,000, the Participant's total vested account balances may be distributed as soon as administratively feasible after the date upon which all distribution elections have been completed. If the Participant's total vested account balance is $1,000 or less and the Participant did not make a distribution election, the Participant's total vested account balance will be distributed without the Participants' consent. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been removed from the trust were $943,749 and $551,626 at December 31, 2010 and 2009, respectively. These amounts continue to be included in investments in the financial statements.

Withdrawals Prior to Termination: At any time a participant may withdraw all or a portion of their Voluntary After-Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 59 ½ Participants may withdraw all or a portion of the balances of their Mercantile Pre-Tax Account and any Employee Rollover Accounts. Upon attainment of age 70 ½ Participants may withdraw all of their vested accounts.

Administrative Expenses: Substantially all administrative costs are borne by the Plan.

Plan Termination: Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions and earnings thereon.

Notes Receivable from Participants: In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions. At December 31, 2010, the rate of interest for new loans was 4.25%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates: The preparation of the Plan's financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates.

Risk and Uncertainties: The Plan holds various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition: Plan investments are recorded at fair value (see Note 7). The Plan's investments are held by Bank of America, N.A. (the "Trustee"), formerly Merrill Lynch Bank and Trust Company, FSB and consist of investments in the Dillard's Stock Fund, mutual funds, and collective trust funds. Investments in the Dillard's Stock Fund and mutual funds are presented at fair value, which is determined to be the quoted market price from a nationally recognized exchange. Investments in participation units of collective trust funds are presented at fair value, which is determined to be the net asset value of the collective trust fund reported by the fund managers and based on recent transaction prices. The investment objective of the diversified equity collective trust is to meet the performance of the Standard & Poor's 500 Composite Stock Index, which holds a diversified portfolio of domestic stocks, short-term investments, and derivative contracts. The diversified equity collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirements. The fair value of the participation units in the stable value collective trust fund with underlying investments in benefit-responsive investment contracts is estimated based on the net asset values of the fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund. Investments in cash accounts are valued based on their quoted redemption prices and recent transaction prices of $1 per share, with no discounts for credit quality or liquidity restrictions.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts: The statements of net assets available for benefits present the stable value collective trust fund with underlying investments in benefit-responsive investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis for fully benefit-responsive investment contracts. Individual participant accounts invested in the stable value collective trust funds are maintained on a unit value basis at contract value. Participants do not have a beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The funds' earnings, such as dividends and interest, are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. The Plan held an indirect interest in such contracts through its investment in the Bank of America, N.A. Retirement Preservation Trust as of December 31, 2009.

The Bank of America, N.A. Retirement Preservation Trust ("RPT") was a trust for the collective investment of assets of qualified plans. The fund invested in insurance investment contracts, money market funds and debt securities with the objective of providing a level of return that is consistent with providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. Participants directed the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represented contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. Units were issued and redeemed daily at the RPT's constant net asset value ("NAV") of $1 per unit. Distribution to the RPT's unit holders were declared daily from the net investment income and automatically reinvested in the RPT on a monthly basis, when paid. It was the policy of the RPT to use its best efforts to maintain a stable net asset value of $1 per unit; although there was no guarantee that the RPT would be able to maintain this value. The contract underlying the RPT required all participant-initiated transactions with the RPT to occur at contract value without limitation. There were no events during the year ended December 31, 2010, including fund liquidation, which caused the RPT to transact at less than contract value. The fund provided for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirements.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - PLAN MERGER

Effective April 24, 2009, the assets of the CDI Contractor's, LLC 401(k) Retirement Plan (the "CDI Plan") merged with and into the Plan. As of this date the Dillard's, Inc. Investment & Employee Stock Ownership Plan document became the operative benefit plan for the combined assets of both the Plan and the CDI Plan.

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are identified under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds shares of mutual funds and units of collective trusts managed by Bank of America, N.A. affiliates Columbia Asset Management LLC and BlackRock Investment Management, LLC. Bank of America, N.A. is the Plan trustee; therefore, these transactions and the Plan's payment of trustee fees to Bank of America, N.A. qualify as party-in-interest transactions.

The Administrative Committee (the "Committee") of the Plan, through Bank of America Merrill Lynch's MenuAdvisor service, utilized an investment advisor, The Newport Group, to (1) recommend mutual funds to be included in the Plan's investment menu, (2) monitor the performance of those funds against certain pre-determined standards, and (3) recommend the removal of funds from the investment menu and the replacement of these funds by alternative funds if the advisor determines that the funds to be removed are not performing in accordance with pre-determined standards. As of October 31, 2010, the Plan's participation in the MenuAdvisor service terminated. Therefore, on November 1, 2010, the Committee engaged the Newport Group directly to serve as the independent investment advisor for the Plan.

The Plan held 14,144,239 and 16,727,601 shares of Dillard's, Inc. common stock at December 31, 2010 and 2009 respectively (Note 6), and recognized dividend income of $2,429,450 during 2010 from this related-party investment. Notes receivable from participants are also considered party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 5 - TAX STATUS

The Plan obtained its latest determination letter on December 10, 2010, in which the Internal Revenue Service stated that the Plan and related trust, as amended and restated at January 1, 2007, were in compliance with the applicable sections of the Internal Revenue Code and are therefore qualified and exempt from tax.

NOTE 6 - INVESTMENTS

At December 31, 2010 and 2009, the investments of the Plan are as follows:

	Plan's Investments 2010	Plan's Investments 2009
Investments, at fair value		
Stocks:		
Dillard's, Inc. Class A common stock */**	$536,632,437	$308,624,247
Mutual Funds:		
Alger Small Cap Growth Fund	4,826,689	2,859,498
Alliance Bernstein International Value Fund	0	35
American Funds EuroPacific Growth Fund	15,814,191	13,869,813
American Funds Growth Fund of America *	38,857,132	38,732,365
Columbia Mid-Cap Value Fund	8,629,809	6,439,396
FFI Premier Institutional Fund *	94,198,779	0
Goldman Sachs Small Cap Value Fund	9,390,442	5,166,487
Harbor International Fund	12,766,976	7,947,057
PIMCO Real Return Fund	12,881,793	7,988,828
PIMCO Total Return Bond Fund	38,147,507	25,528,066
Prudential Jennison Mid-Cap Z Fund	7,388,073	0
Van Kampen Growth & Income Fund	15,787,990	15,479,328
Van Kampen Mid-Cap Growth Fund	0	5,365,592
Total mutual funds	258,689,381	129,376,465
Total investments at fair value	795,321,818	438,000,712
Investments, at estimated fair value –		
Collective Trust Funds:		
Bank of America, N.A. Retirement Preservation Trust **	0	72,655,954
Bank of America, N.A. Equity Index Fund	17,869,023	6,477,052
Total collective trust investments at estimated fair value	17,869,023	79,133,006
Cash and cash equivalents	874,034	495,612
Investments, at fair value and estimated fair value	814,064,875	517,629,330
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	0	5,270,372
Investments at contract value	$ 814,064,875	$522,899,702

* Investment representing >5% of 2010 net assets available for benefits.
** Investment representing >5% of 2009 net assets available for benefits.

NOTE 6 – INVESTMENTS (Continued)

The following table details the net appreciation in fair value by type of investment (including investments bought, sold, and held during the year):

	Year Ended December 31, 2010
Net change in market value of Dillard's Stock Fund	$ 300,918,736
Net investment gain from mutual funds	12,448,814
Net investment gain from collective trust funds	2,233,502
Net appreciation in fair value of investments	$ 315,601,052

NOTE 7 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. In accordance with authoritative guidance for fair value measurements of financial assets and liabilities recognized at fair value, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability. In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. See Note 2 for the descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held directly by the Plan.

The methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2010 and 2009, respectively.

	Fair Value Measurements At December 31, 2010			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ 874,034	$ -	$ -	$ 874,034
Common stock fund	536,632,437	-	-	536,632,437
Domestic large cap mutual fund	148,843,901	-	-	148,843,901
Domestic mid cap mutual fund	16,017,882	-	-	16,017,882
Domestic small cap mutual fund	14,217,131	-	-	14,217,131
International large cap mutual fund	28,581,167	-	-	28,581,167
Inflation protected bond mutual fund	12,881,793	-	-	12,881,793
Intermediate term aggregate bond mutual fund	38,147,507	-	-	38,147,507
Collective trust – domestic equity index	-	17,869,023	-	17,869,023
Total	$ 796,195,852	$ 17,869,023	$ -	$814,064,875

There were no significant transfers between Level 1 and Level 2 investments during 2010.

	Fair Value Measurements At December 31, 2009			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Dillard's Stock Fund	$ 308,624,247	$ -	$ -	$308,624,247
Mutual funds	129,376,465	-	-	129,376,465
Common collective trusts	-	79,133,006	-	79,133,006
Cash and cash equivalents	495,612	-	-	495,612
Total	$ 438,496,324	$ 79,133,006	$ -	$517,629,330

NOTE 8 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued ASU 2010-06, an update to Topic 820, Fair Value Measurements and Disclosures. ASU 2010-06 provides an update specifically to Subtopic 820-10 that requires new disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, (ii) information about purchases, sales, issuances, and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities, and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. ASU 2010-06 is effective for the first interim or annual reporting period beginning after December 15, 2009, except for (ii) above, which is effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of the applicable sections of this guidance did not have a material effect on the Plan's financial statements.

In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. Early application is permitted. The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $10,380,958 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan's net assets available for benefits.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$832,619,670	$535,583,690
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts	0	(5,270,372)
Net assets available for benefits per the Form 5500	$832,619,670	$530,313,318

The following is a reconciliation of the net increase in net assets available for benefits for the year ended December 31, 2010 per the financial statements to the net income reflected in the Form 5500 for the year ended December 31, 2010:

	2010
Net increase in net assets available for benefits per the financial statements	$ 297,035,980
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts-December 31, 2009	5,270,372
Net income per the Form 5500	$ 302,306,352

NOTE 10 - SUBSEQUENT EVENTS

Effective February 3, 2011, the recordkeeper for the Plan changed from Merrill Lynch Pierce, Fenner & Smith, Inc. to Wells Fargo, N.A. As a result of this change, there was a blackout period in which Plan participants and beneficiaries temporarily were unable to (1) direct or diversify investments in their individual accounts or (2) obtain a distribution from the Plan. This blackout period began as of the close of business on January 28, 2011 and ended on February 16, 2011.

On December 15, 2010, the Plan Sponsor communicated the notice of the blackout period to both Plan participants as required by Section 101(i)(2)(E) of ERISA and to members of its Board of Directors and executive officers pursuant to Section 306 of the Sarbanes-Oxley Act of 2002 and Section 104 of Regulation BTR of the Securities Exchange Act of 1934. This notice prohibited the purchase and sale of shares of the Company's common stock (including derivative securities pertaining to such shares) that were either acquired or had been previously acquired in connection with their service or employment as a Plan participant or director or executive officer of the Company.

Effective February 3, 2011, the Administrative Committee appointed Evercore Trust Company, N.A. ("Evercore Trust Company") as the separate Trustee for the Dillard's Stock Fund, the investment fund under the Plan that holds shares of Dillard's, Inc. Class A common stock. Evercore Trust Company has no responsibility for any investment fund under the Plan other than the Dillard's Stock Fund. Also effective February 3, 2011, Wells Fargo Bank, N.A. replaced Bank of America, N.A. as Trustee for all Plan assets other than the Dillard Stock Fund.

* * * * * *

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, PART IV, LINE 4i –
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

Plan Sponsor: Dillard's, Inc.
Employer Identification Number: 71-0388071
Plan Number: 111

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Cash and cash equivalents	Cash and cash equivalents	**	$874,034
	Mutual Funds:			
	Alger	Alger Small Cap Growth Fund	**	4,826,689
	American Funds	American Funds EuroPacific Growth Fund	**	15,814,191
	American Funds	American Funds Growth Fund of America	**	38,857,132
*	Columbia	Columbia Mid-Cap Value Fund	**	8,629,809
*	BlackRock	FFI Premier Institutional Fund	**	94,198,779
	Goldman Sachs	Goldman Sachs Small Cap Value Fund	**	9,390,442
	Harbor Funds	Harbor International Fund	**	12,766,976
	PIMCO	PIMCO Real Return Fund	**	12,881,793
	PIMCO	PIMCO Total Return Bond Fund	**	38,147,507
	Prudential	Prudential Jennison Mid-Cap Fund	**	7,388,073
	Invesco	Van Kampen Growth & Income Fund	**	15,787,990
		Total mutual funds		258,689,381
	Common Stock:			
*	Dillard's, Inc.	Common Stock, par value $.01	**	536,632,437
	Collective Trusts:			
*	Bank of America, N.A.	Equity Index Trust	**	17,869,023
*	Notes receivable from participants	Loans to participants with interest rates ranging from 4.25% to 10.50% and maturity dates from January 1, 2011 to December 10, 2020.	**	16,020,182
	Total Assets			$830, 085,057

* Party-in-interest.
** Column (d) is not applicable for participant-directed investments.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-167937 and 333-156029 on Form S-8 of Dillard's, Inc. of our report dated June 17, 2011 appearing in this annual report on Form 11-K related to the Dillard's, Inc. Investment and Employee Stock Ownership Plan for the year ended December 31, 2010.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 17, 2011

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-167937) of Dillard's, Inc. of our report dated June 18, 2010 relating to the statement of net assets available for benefits as of December 31, 2009 of the Dillard's, Inc. Investment & Employee Stock Ownership Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, Texas
June 17, 2011